                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549





                                   FORM 11-K





                   Annual Report Pursuant to Section 15(d) of

                      the Securities Exchange Act of 1934



                     For the fiscal year ended May 31, 1994

                        Commission file number:  1-1499




                       EAGLE-PICHER SALARIED 401(k) PLAN

                      (Formerly Eagle-Picher Savings Plan)



                                    Issuer:

                         EAGLE-PICHER INDUSTRIES, INC.

                              An Ohio Corporation

            580 Walnut Street, P.O. Box 779, Cincinnati, Ohio  45201

                    Issuer's Telephone Number:  513-721-7010

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)



                              Table of Contents




                                                                     Page
                                                                     ----

Independent Auditors' Report                                           3

Statement of Assets Available for Plan Benefits, with
  Fund Information - May 31, 1994                                      4

Statement of Assets Available for Plan Benefits, with
  Fund Information - May 31, 1993                                      5

Statements of Changes in Assets Available for Plan Benefits,
  with Fund Information - Years ended May 31, 1994 and 1993            6

Notes to Financial Statements                                          7

Schedule 1, Schedule of Investments - May 31, 1994                    11

Schedule 2, Schedule of Reportable Transactions - Year
  ended May 31, 1994                                                  12

Signatures                                                            13

Exhibit Index                                                         14

Exhibit 23, Independent Auditors' Consent                             15

                          Independent Auditors' Report
                          ----------------------------



The Administrative Committee
Eagle-Picher Salaried 401(k) Plan
(Formerly Eagle-Picher Savings Plan):

We have audited the accompanying statements of assets available for plan benefits of the Eagle-Picher Salaried 401(k) Plan as of May 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, on January 7, 1991, Eagle-Picher Industries, Inc. and seven of its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court and are currently operating their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of May 31, 1994 and 1993, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of assets available for plan benefits and the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ KPMG PEAT MARWICK LLP
                                                 KPMG PEAT MARWICK LLP


Cincinnati, Ohio
September 23, 1994

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

     Statement of Assets Available for Plan Benefits, with Fund Information

                                  May 31, 1994

                                                                   Fund Information
                                          ------------------------------------------------------------------
                                                                 Eagle-                              Small
                                            Money     S&P 500    Picher   Eagle-Picher               Stock
                                            Market    Index      Stock    Stock Fund      Bond       Index
                                            Fund      Fund       Fund     Prior Plan      Fund       Fund        Total
                                          ---------  ---------  -------   ------------  ---------  ---------  ----------
Investments, at fair value (note 3):
   Common stock of employer (note 5)     $    -          -      138,217      5,624         -           -         143,841
   Common stock funds                         -      7,086,382     -           -           -       2,601,134   9,687,516
   U.S. Government securities                 -          -         -           -        1,676,171      -       1,676,171
   Short-term investment fund             9,016,081    141,822     -           -          224,026    137,779   9,519,708
                                          ---------  ---------  -------   -----------   ---------  ---------  ----------

             Total investments            9,016,081  7,228,204  138,217      5,624      1,900,197  2,738,913  21,027,236

Cash                                          1,729      2,922    8,356         31          7,531      -          20,569

Contributions receivable:
   Participant                                4,894      5,891      -          -            2,591      4,970      18,346
   Employer                                   2,324      2,798      -          -            1,632      2,361       9,115
Dividends and interest receivable            30,351        230      -          -           14,278        239      45,098
                                          ---------  ---------  -------   -----------   ---------  ---------  ----------

Assets available for plan benefits       $9,055,379  7,240,045  146,573      5,655      1,926,229  2,746,483  21,120,364
                                          =========  =========  =======   ===========   =========  =========  ==========





See accompanying notes to financial statements.

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

     Statement of Assets Available for Plan Benefits, with Fund Information

                                  May 31, 1993


                                                                        Fund Information
                                           ----------------------------------------------------------------------
                                                                      Eagle-                               Small
                                             Money       S&P 500      Picher    Eagle-Picher               Stock
                                             Market      Index        Stock     Stock Fund       Bond      Index
                                             Fund        Fund         Fund      Prior Plan       Fund      Fund       Total
                                           ---------    ---------   ---------   ------------   --------   -------   ----------
Investments, at fair value (note 3):
   Common stock of employer (note 5)      $    -            -       1,615,962         67,809      -         -        1,683,771
   Common stock funds                          -        5,640,292       -              -          -       723,744    6,364,036
   U.S. Government securities                  -            -           -              -        880,485     -          880,485
   Short-term investment fund              9,601,339      106,178       -              -         89,023    82,802    9,879,342
                                           ---------    ---------   ---------   ------------   --------   -------   ----------
          Total investments                9,601,339    5,746,470   1,615,962         67,809    969,508   806,546   18,807,634

Cash                                           -            -              19            104      -         -              123
Contributions receivable:
   Participant                                 4,344        3,310       -              -          1,827     2,962       12,443
   Employer                                    3,966        3,127       -              -          2,492     2,339       11,924
Dividends and interest receivable             25,018          152       -              -         10,440       113       35,723
                                           ---------    ---------   ---------   ------------    -------   -------   ----------
     Assets available for plan benefits   $9,634,667    5,753,059   1,615,981         67,913    984,267   811,960   18,867,847
                                           =========    =========   =========  =============    =======   =======   ==========





See accompanying notes to financial statements.

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

    Statements of Changes in Assets Available for Plan Benefits, with Fund
                                  Information

                       Years ended May 31, 1994 and 1993

                                                                    Fund Information
                                          --------------------------------------------------------------------
                                                                  Eagle-                               Small
                                            Money     S&P 500     Picher    Eagle-Picher               Stock
                                            Market    Index       Stock     Stock Fund      Bond       Index
                                            Fund      Fund        Fund      Prior Plan      Fund       Fund        Total
                                          ---------  ---------  ---------   ------------  ---------  ---------   ----------
Assets available for plan benefits,
   May 31, 1992                          $9,520,182  4,749,318  1,526,602       66,622        -          -       15,862,724

Contributions:
   Participants                           1,171,289    697,542    100,252        -          281,831    243,858    2,494,772
   Employer                                 463,979    272,761     39,709        -          109,460     95,759      981,668
Investment income (loss):
   Interest                                 317,251      1,600      1,267            7       18,663        830      339,618
   Dividends                                  -        150,499      -            -            -          3,667      154,166
   Net appreciation (depreciation) in
      fair value of investments               -        415,176    391,892       16,719         (822)    43,848      866,813
Distributions to participants            (1,022,017)  (668,761)  (121,416)     (15,433)      (2,488)    (1,799)  (1,831,914)
Interfund transfers, net                   (816,017)   134,924   (322,325)          (2)     577,623    425,797        -
                                          ---------  ---------  ---------    ---------      -------    -------   ----------
Assets available for plan benefits,
   May 31, 1993                           9,634,667  5,753,059  1,615,981       67,913      984,267    811,960   18,867,847

Contributions:
   Participant                              758,660    893,465      -            -          545,481    718,664    2,916,270
   Employer                                 299,675    331,591      -            -          203,100    254,624    1,088,990
Investment income (loss):
   Interest                                 299,647      1,564      -            -           73,045      1,619      375,875
   Dividends                                  -        179,602      -            -            -         24,452      204,054
   Net appreciation (depreciation) in
      fair value of investments               -         72,729 (1,215,767)     (46,134)     (36,974)    61,303   (1,164,843)
Distributions                              (649,588)  (295,646)   (28,095)     (16,124)    (131,705)   (46,671)  (1,167,829)
Interfund transfers, net                 (1,287,682)   303,681   (225,546)       -          289,015    920,532        -
                                          ---------  ---------  ---------   ----------  -----------  ---------   ----------

Assets available for plan benefits,
   May 31, 1994                          $9,055,379  7,240,045    146,573        5,655    1,926,229  2,746,483   21,120,364
                                          =========  =========  =========   ==========  ===========  =========   ==========




See accompanying notes to financial statements.

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                         Notes to Financial Statements

                             May 31, 1994 and 1993

(1)    Plan Description
       ----------------
       The following description of the Eagle-Picher Salaried 401(k) Plan
               (formerly Eagle- Picher Savings Plan) (the Plan) provides only general information. Participants should refer to the Prospectus and Summary Plan Description for a more complete description of the Plan's provisions.

       General
       -------
       The Plan, which was adopted in 1983, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All salaried employees of Eagle-Picher Industries, Inc. (the Company) and its wholly-owned domestic subsidiaries, except Transicoil, Inc. and Michigan Automotive Research Corporation, are eligible to participate in the Plan after one year of service with the Company.

       Contributions
       -------------
       Participants may contribute a percentage of not less than one percent and not more than fifteen percent, only in whole percentage increments, of their basic compensation (before-tax contribution). However, contributions may not exceed limitations established under Section 402(g) of the Internal Revenue Code of 1986, as amended. The Company currently matches 50% of the first six percent of compensation which participants contribute. These cash contributions are invested in each fund in proportion to the participant's contribution amounts.

       Rollover Contributions
       ----------------------
       A participant may roll over funds previously held for his/her account in another employee benefit plan to the Plan on a tax-free basis. An employee shall be fully vested at all times in such amounts transferred into the Plan. Rollover contributions shall share in income and earnings under the terms of the Plan, but no Company contributions shall be made with respect to any rollover contribution.

       Participant Accounts
       --------------------
       Earnings and losses attributable to investments are allocated to participants' accounts on a pro rata basis based upon the proportion of individual account balances to total participants' account balances.

       Vesting
       -------
       Participants are fully vested with respect to all contributions
               (participant and Company) and earnings (losses) of the Plan.

       Benefits
       --------
       Distributions may be made at the participant's request, regardless of employment status when the participant reaches the age of 59 1/2. Automatic distribution occurs at age 70 1/2, termination of employment, permanent disability, or death. Additionally, participants may request distributions at any time for events of certain hardship conditions.

       Amounts included in assets available for plan benefits which are allocated to the accounts of persons who have withdrawn from participation in the earnings and operations of the Plan totalled approximately $389,000 and $165,000 at May 31, 1994 and 1993, respectively. As Form 5500 reflects these amounts as benefits payable, they are reconciling items to the Plan's financial statements.

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                    Notes to Financial Statements, Continued

         Change in Plan Name
         -------------------
         On June 1, 1994, the Plan changed its name from the Eagle-Picher
                 Savings Plan to the Eagle-Picher Salaried 401(k) Plan.

         Change in Fiscal Year
         ---------------------
         The Plan changed its fiscal year end from May 31 to December 31. This change is effective for the Plan year beginning June 1, 1994.

         Plan Amendment or Termination
         -----------------------------
         Although the Company expects the Plan to be permanent, the Company reserves the right to amend or to terminate the Plan, in whole or in part, at any time, In such event the assets will be distributed to participants in accordance with the Plan's provisions and existing laws and regulations.

(2)      Significant Accounting Policies
         -------------------------------
         The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

         Investments
         -----------
         Investments are carried at fair value.  Since November 15, 1993, the
                 securities of   the participating employer have been traded
                 over- the-counter (see Note 5). The fair value is determined by the bid price. Prior to that date, the fair value of investment in these securities was determined from the closing price on the New York Stock Exchange. Fair value of investments in securities of unaffiliated issuers is determined by the Wachovia Bank and Trust Company, N.A. (Trustee). Investment transactions are accounted for on the trade date (the date the order to buy or sell is executed). The average cost method is used to determine any gain or loss from the sale and/or distribution of securities.

         Expenses
         --------
         All expenses of administering the Plan are paid by the Company.

(3)      Investments
         -----------
         The Company has entered into a trust agreement with the Trustee with respect to the operation of the Plan and the establishment and management of the trust fund. Until November 30, 1992, the Trustee invested all participant contributions to the Plan in three investment funds, as directed by the individual participants. The three funds are:

                 - The Money Market Fund (formerly the Income Fund) - A money market fund managed by the Trustee seeking stability of value while earning current interest rates available from commercial paper, certificates of deposit and other short term investments.

                 - The S&P 500 Index Fund (formerly the Equity Fund) - A diversified common stock fund managed by the Trustee with the primary objective of long-term capital growth, with income and safety as secondary considerations. It invests in the Common Stock of the companies that comprise the Standard and Poor's 500 Index.

                 - The Eagle-Picher Stock Fund - A fund invested entirely in common stock of the Company. Dividends on such Company stock were discontinued in November, 1988; however, prior to that time, these dividends were reinvested in Company stock.

                       EAGLE-PICHER SALARIED 401(K) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                    Notes to Financial Statements, Continued


(3)      Investments, Continued

         Effective December 1, 1992, the Plan was amended and restated so that participants no longer have the option of contributing to the Eagle-Picher Stock Fund. However, two additional investment funds were added so that participants may diversify their accounts:

                 - THE BOND FUND - A fund seeking higher interest rates, it invests in high quality short-term and intermediate-term notes and bonds with a maximum maturity of five years.

                 - THE SMALL STOCK INDEX FUND - A diversified common stock fund aggressively seeking long-term capital growth. It invests in the stock of the smaller publicly-traded companies.

         In addition, a sixth fund (Eagle-Picher Stock Fund - Prior Plan) is maintained by the Trustee. This fund consists of the balances maintained in the Prior Plan, which automatically became a part of the Plan upon its inception.


         At May 31, 1994, the following investments were in excess of 5% of assets available for plan benefits:

                                                                            Fair
                                                              Cost          Value
                                                          -----------    ----------
         Securities of participating employer:
              *Eagle-Picher Industries, Inc.
            Common Stock (See note 5)                     $  2,941,103     143,841

         Securities of unaffiliated issuers:
            Short-term Investment Fund:
               *Wachovia Bank Diversified
                   Short-Term Investment Fund                9,519,708   9,519,708
                 Common Stock Funds:
                American National Bank Multiple
                   S&P 500 Index Fund                        4,922,352   7,086,382
                American National Bank Multiple
                   Minicap Equity Fund                       2,495,983   2,601,134


         * Denotes party-in-interest.



         At May 31, 1993,the following investments were in excess of 5% of assets available for plan benefits:

                                                                            Fair
                                                               Cost         Value
                                                           -----------    ---------
         Securities of participating employer:
               *Eagle-Picher Industries, Inc.
             Common Stock (see note 5)                     $  4,194,455   1,683,771

         Securities of unaffiliated issuers:
             Short-term Investment Fund:
               *Wachovia Bank Diversified
                   Short-Term Investment Fund                 9,879,342   9,879,342
             Common Stock Funds:
                American National Bank Multiple
                   S&P 500 Index Fund                         3,548,991   5,640,292


         * Denotes party-in-interest

                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                    Notes to Financial Statements, Continued


(4)      Federal Income Taxes
         --------------------
         The Plan obtained its latest determination letter on February 11, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving such determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan remains qualified, and its underlying trust is tax-exempt under the applicable provisions of the Internal Revenue Code.

(5)      Bankruptcy Filing and Related Matters Affecting the Company
         -----------------------------------------------------------
         On January 7, 1991, the Company and seven of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court and are currently operating their respective businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court. Neither the Plan nor any of its assets are subject to these Chapter 11 proceedings.

         On November 10, 1993, the Company announced that it had reached an agreement on the principal elements of a joint plan of reorganization that provided a basis for the Company and its subsidiaries to emerge from Chapter 11. Under the Bankruptcy Code, shareholders are not entitled to any distribution under a plan of reorganization unless all classes of pre-petition unsecured creditors receive satisfaction in full of their allowed claims or accept a plan which allows shareholders to participate in the reorganized company or to receive a distribution. The agreement is with the Injury Claimants' Committee and the Legal Representative for Future Claimants. The agreement provides that the Company will negotiate with the Unsecured Creditors' Committee and the Equity Security Holders' Committee, the other statutory committees appointed in the Company's Chapter 11 case, with the goal of developing a fully consensual plan of reorganization. If such a consensual plan cannot be achieved, the agreement provides that a plan will be filed under which no distribution will be made to the existing common shareholders of the Company, and their shares will be cancelled. As a consequence of this announcement, trading in the Company's Common Stock was suspended, and subsequently the Company's Common Stock has been removed from listing and registration on the New York Stock Exchange effective June 9, 1994.

                                   Schedule 1
                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                            Schedule of Investments

                                  May 31, 1994


                                                      Description                       Fair
              Issuer                                 of investment         Cost         Value
- -----------------------------------                ----------------     -----------    ----------
Securities of participating employer
   * Eagle-Picher Industries, Inc.
     Common Stock                                  383,556 shares       $  2,941,103      143,841
                                                                         -----------     --------

Securities of unaffiliated issuers:
   Short-term Investment Fund:
      * Wachovia Bank Diversified
        Short-term Investment Fund               9,519,708 units           9,519,708    9,519,708
                                                                         -----------   ----------


   Common Stock Funds:
      American National Bank
         Multiple S&P 500 Index Fund                50,881 units           4,922,352    7,086,382
      American National Bank
         Multiple Minicap Equity Fund              134,943 units           2,495,983    2,601,134
                                                                        ------------   ----------

                                                                           7,418,335    9,687,516
                                                                        ------------   ----------

United States Treasury Notes:
   5.000%, due June 30, 1994                    $   100,000 note          101,859      100,078
   4.000%, due September 30, 1994                   100,000 note          100,719       99,828
   4.625%, due November 30, 1994                    100,000 note          100,352       99,906
   4.250%, due January 31, 1995                     100,000 note          100,969       99,484
   3.875%, due March 31, 1995                       100,000 note          100,281       98,906
   4.125%, due May 31, 1995                         150,000 note          149,625      148,171
   4.250%, due July 31, 1995                        175,000 note          175,607      172,566
   4.250%, due November 30, 1995                    100,000 note           99,141       97,906
   4.625%, due February 15, 1996                    100,000 note          101,250       97,984
   7.875%, due February 15, 1996                    125,000 note          135,811      128,984
   4.625%, due February 29, 1996                    100,000 note           99,500       97,922
   4.250%, due May 15, 1996                         300,000 note          300,067      290,577
   4.375%, due November 15, 1996                    150,000 note          149,883      143,859
                                                                       ----------   ----------

                                                                        1,715,064    1,676,171
                                                                       ----------   ----------
        Total investments                                             $21,594,210   21,027,236
                                                                       ==========   ==========



* Denotes party-in-interest


                                                                                                   Schedule 2
                                                                                                   ----------
                       EAGLE-PICHER SALARIED 401(k) PLAN
                      (Formerly Eagle-Picher Savings Plan)

                      Schedule of Reportable Transactions

                            Year ended May 31, 1994


               Identity of                                       Purchase               Sales
                                                                               -----------------------
             party involved                Transactions           price         Proceeds       Cost         (Loss)
     -------------------------------     -----------------     -----------     ----------    ---------     ---------

     * Eagle-Picher Industries, Inc.
         Common Stock                     23 sales**           $     -           278,029     1,253,371     (975,342)

     * Wachovia Bank Diversified         190 purchases and       5,279,374         -             -            -
         Short-term Investment Fund      110 sales                   -         5,638,983     5,638,983        -

       American National Bank

         Multiple S&P 500 Index Fund       9 purchases           1,193,758         -             -            -
         Multiple Minicap Fund            10 purchases           1,791,636         -             -            -


     *   Denotes party-in-interest.

    **  Includes distribution of shares to terminated participants.


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly signed this annual report on behalf of the Eagle-Picher Salaried 401(k) Plan (formerly the Eagle-Picher Savings
Plan) this 11th day of November, 1994.



                                        EAGLE-PICHER SALARIED 401(k) PLAN



                                        /s/ Carroll D. Curless
                                        ----------------------------------
                                        Carroll D. Curless, Member of the
                                        Administrative Committee



                                        /s/ David N. Evans
                                        ----------------------------------
                                        David N. Evans, Member of the
                                        Administrative Committee



                                        /s/ David N. Hall
                                        ----------------------------------
                                        David N. Hall, Member of the
                                        Administrative Committee



                                        /s/ Harry A. Neely
                                        ----------------------------------
                                        Harry A. Neely, Member of the
                                        Administrative Committee



                                        /s/ James A. Ralston
                                        ----------------------------------
                                        James A. Ralston, Member of the
                                        Administrative Committee

                                 Exhibit Index



Exhibit Number                                             Page
- --------------                                             ----

     23            Independent Auditors' Consent            15